Exhibit 12.1

A.M. Castle & Co.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	For the year ended December 31,							For the three months
	2007	2008		2009	2010	2011		ended March 31, 2012
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investee	$77,776	$(5,241)		$(43,569)	$(14,326)	$(14,613)		$(2,935)
Fixed charges (see below)	19,254	15,523		10,076	8,312	16,155		22,501
Amortization of capitalized interest	—	31		62	62	62		10
Distributed income of equity method investee	1,545	2,955		485	1,260	3,117		678
Interest capitalized	(267)	(160)		—	—	—		—
Total adjusted earnings available for payment of fixed charges	$98,308	$13,108		$(32,946)	$(4,692)	$4,721		$20,254

Fixed Charges:
Interest expense	$12,092	$9,498		$5,919	$4,504	$12,246		$20,340
Interest capitalized	267	160		—	—	—		—
Amortization of deferred financing costs and debt discounts	1,207	716		684	685	1,662		1,512
Estimated interest component of rental expense	5,688	5,149		3,473	3,123	2,247		649
Total fixed charges	$19,254	$15,523		$10,076	$8,312	$16,155		$22,501

Ratio of earnings to fixed charges	5.11	—	(a)	— (b)	— (c)	—	(d)	—	(e)

(a)   Total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $2,415, due to a goodwill impairment charge of $58,860 recorded in the Company’s Metals segment in December 2008.

(b)   Total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $43,022.

(c)   Total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $13,004.

(d)   Total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $11,434.

(e)   Total fixed charges exceeded total adjusted earnings available for payment of fixed charges by $2,247.